October 26, 2007
VIA EDGAR CORRESPONDENCE
Ms. Cecilia Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Blye:

Re:	Nortel Networks Corporation (“Nortel” or the “Company”) Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007 (“2006 Form 10-K”)

     We refer to the comment letter dated September 27, 2007 from the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “Commission”) concerning Nortel’s 2006 Form 10-K, and the telephone call with the staff of the Commission wherein Nortel requested an extension to respond to October 26, 2007 from the tenth business day deadline which request was granted. The comment letter requested supplemental information, in particular with respect to Beta (as defined below), Aptec (as defined below), Sudan and Syria. The text set forth below is organized into four sections: Beta, Aptec, Sudan and Syria. All dollar amounts are in U.S. dollars.
Beta
     Since 2000, Beta Information Technology LLC (“Beta”) and Nortel have entered into reseller agreements for the resale of certain Nortel product into the United Arab Emirates (the “UAE”) and the provision of technical support services under Nortel’s reseller service program. Beta is located in the UAE and the UAE is the only authorized territory for resale under the reseller agreements. All revenue received by Nortel under these agreements can be traced to a purchase order and end-user in the UAE. The reseller agreement includes customary clauses requiring all required export or other permits for sale into the defined territory, and an undertaking by Beta not to export directly or indirectly any authorized Nortel product without having obtained clearance or license to re-export from the United States, Canadian or European governments, as required. Nortel is not aware of any sales of Nortel product by Beta into Sudan.
Aptec
     Nortel entered into a trade distributor agreement with Aptec Distribution FZE LLC (“Aptec”) in January 2007 authorizing Aptec to distribute Nortel’s “Small Medium Business Data” portfolio and “Business Communications Manager 50” products. The defined territory under the agreement in which Aptec is authorized to distribute the Nortel products is Bahrain, Jordan, Kuwait, Lebanon, Oman, Qatar, the UAE and Syria. The agreement includes customary clauses requiring all required export or other permits for sale into the defined territory, and an undertaking by Aptec not to export directly or indirectly any authorized Nortel product without having obtained clearance or license to re-export from the United States, Canadian or European governments, as required. Aptec is headquartered in the UAE with establishments in Egypt and Saudi Arabia.

     Total revenue thus far this year derived from this agreement is approximately $500,000, all of which is traceable to sales into the UAE, Qatar, Bahrain and Oman. Aptec provides monthly point of sale reports to Nortel that typically show name and address of reseller’s buyer and the shipping address. Nortel is not aware of any sales by Aptec of Nortel product into Syria.
     Syria was included in the definition of territory because Aptec has the ability to market in what is referred to as the “Near East” region, which region includes Syria. Given current Nortel policy, no sales into Syria were expected under this agreement until such time as trading restrictions with Syria are lifted.
Sudan
     Nortel has not had since at least 2000, and to the best of current management’s knowledge prior to 2000, and currently does not have nor does it anticipate, contact with Sudan either through direct or indirect arrangements. Nortel previously had a few reseller agreements that included Sudan in the definition of territory, and continues to have two reseller agreements that include a wide span of pan-African or sub-Saharan African countries, including Sudan, in the definition of territory, which agreements include customary clauses restricting sales into the defined territory without obtaining required export or other permits for sale into the defined territory, and undertakings by the reseller not to export directly or indirectly any authorized Nortel product without having obtained clearance or license to re-export from the United States, Canadian or European governments, as required. No sales of Nortel product under these agreements have been made into Sudan, and none is expected.
Syria
Revenue
     Since 2004, total approximate revenue for the periods indicated received by Nortel from Syria through the entities noted, is set out in the following table.

				First Nine
				Months
	2004	2005	2006	2007
Palmyra	$5,000	$310,000	$10,000	$7,500
Tetracom	$85,000	$0	$0	$0
Areeba	$0	$0	$7,600	$0

TOTAL	$90,000	$310,000	$17,600	$7,500

     No revenue is currently expected to be derived through these entities from Syria in either the balance of 2007 or in 2008.
     Nortel believes that the revenue amounts set forth above are immaterial to Nortel in each fiscal year and that the associated contacts with Syria do not constitute a material investment risk for Nortel’s security holders. Based on the very limited contacts on both a qualitative and quantitative basis, Nortel does not believe the contacts would be important to a reasonable investor in making an investment decision.

Reseller/Distribution Agreements
     Nortel has had in place several reseller or distribution agreements, and currently has four reseller or distribution agreements in place, that include Syria as part of the defined territory. Syria was included as a defined territory in these agreements in order to maintain regional business relationships. The agreements include customary clauses restricting sales into the defined territory without obtaining required export or other permits for sale into the defined territory, and undertakings by the reseller not to export directly or indirectly any authorized Nortel product without having obtained clearance or license to re-export from the United States, Canadian or European governments, as required. Subject to the two exceptions noted below, Nortel has not had, and does not anticipate, contact with Syria through these reseller or distribution arrangements.
     Palmyra
     Palmyra Communications Limited (“Palmyra”), which is based in Syria, has been a reseller of Nortel since 1980. The most recent reseller agreement expired in August 2007. There was also in place a typical arrangement for the provision of technical support services under Nortel’s reseller service program pursuant to the issue of purchase orders by Palmyra. Under these arrangements, as noted in the revenue table above, Nortel received revenues generated out of Syria of approximately $5,000, $310,000, $10,000 and $7,500 for the years 2004, 2005 and 2006 and the first nine months of 2007, respectively. Through 2004 and 2005, Nortel sold Meridian and Norstar telephone equipment and related software to Palmyra for resale to the Ministry of Interior in Syria. The equipment sales were made under U.S. export licenses numbered D309838, D315486 and D3311351. The last time Nortel product was delivered into Syria under the reseller agreement was in 2005. The revenue generated in 2006 and the first nine months of 2007 related to the reseller service program noted above but no services were requested by Palmyra and none were delivered. The service program was initially scheduled to continue until August 2008; however, Nortel recently decided to terminate this arrangement. No future revenue is anticipated through these arrangements as they have either expired or have been terminated.
     Tetracom
     Nortel acquired Periphonics Limited (“Periphonics”) in 1999 as part of the larger acquisition of the Interactive Voice Response (“IVR”) business of Periphonics Corporation. In July 2000, Nortel, through its subsidiary Periphonics, entered into a distributor sales agreement with Tetracom S.A.L. (“Tetracom”), a distributor based in Lebanon, for the distribution of certain Nortel IVR products into Lebanon, Syria, Nigeria and the Ivory Coast, which agreement has since been renewed automatically on an annual basis. Under this agreement, Nortel has sold its IVR products to Tetracom for resale to Areeba (also known as Spacetel), a mobile phone company with operations in Syria and elsewhere. As noted in the table above, Nortel received revenue out of Syria pursuant to this agreement of approximately $85,000 in 2004. These sales met the de minimis calculations and thus did not require a U.S. export/re-export license. Nortel does not anticipate future revenue through this distributor sales agreement out of Syria.
     Note that in 2005 and 2006, three Areeba employees attended Nortel training courses in relation to Nortel’s IP network Succession products including installation, configuration and maintenance. The fees for the training, billed to Areeba’s Syrian business, were $7,600.

Arab Telecom
     In October 2005, Nortel entered into two direct agreements with Arabic Telecommunications Company (“Arabic”), a joint venture between SyriaTel and ITPC of Iraq located in Syria. The agreements provided for the supply, installation and commissioning of Nortel’s Digital Multiplex System telephone exchange switch 100 to end users in Iraq. One agreement was cancelled in 2006 prior to the delivery of any equipment or services, and the other agreement never became effective due to the failure by Arabic to provide a required letter of credit. Thus, no Nortel product or services were delivered under these agreements, either into Iraq or Syria.
* * * * * * * * * * * * * * * * * * *
     Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Anna Ventresca, Assistant General Counsel — Corporate and Assistant Secretary, at 905.863.1204 or the undersigned at 905.863.1144 with any questions or if we can be of any further assistance regarding the foregoing.
Yours very truly,
/s/ Gordon A. Davies
Gordon A. Davies
Chief Legal Officer and Corporate Secretary
Nortel Networks Corporation

copy:	Larry Spirgel, Assistant Director, Division of Corporation Finance, U.S. Securities and Exchange Commission
Pradip Bhaumik, Attorney-Advisor, Division of Corporation Finance, U.S. Securities and Exchange Commission
Mike S. Zafirovski, President and Chief Executive Officer, Nortel
Anna Ventresca, Assistant General Counsel — Corporate and Assistant Secretary, Nortel

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